UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

AMENDMENT NO. 1 TO

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

DIASYS CORPORATION
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

252858107
(CUSIP Number)

Morris Silverman
c/o MS Management Corporation
790 Estate Drive, Suite 100
Deerfield, Illinois  60015
(847) 919-4807
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall 1be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 252858107

1.	NAMES OF REPORTING PERSONS

     Morris Silverman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)    [   ]
(b)    [ x ]

3.	SEC USE ONLY


4.	SOURCE OF FUNDS

00; PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)	[    ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF		7.	SOLE VOTING POWER: 898,438
SHARES BENE-
FICIALLY		8.	SHARED VOTING POWER:  1,377,256
OWNED BY
EACH REPORT-	9.	SOLE DISPOSITIVE POWER: 898,438
ING PERSON
WITH 			10.	SHARED DISPOSITIVE POWER:  1,377,256

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,275,694

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES	[    ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.09%

14.	TYPE OF REPORTING PERSON

IN





CUSIP NO. 252858107

1.	NAMES OF REPORTING PERSONS

     	Silverman Family Trust UA 12/13/90

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)    [   ]
(b)    [ x ]

3.	SEC USE ONLY


7.	SOURCE OF FUNDS

00

8.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)	[    ]

9.	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

NUMBER OF		7.	SOLE VOTING POWER: 0
SHARES BENE-
FICIALLY		8.	SHARED VOTING POWER:  1,377,256
OWNED BY
EACH REPORT-	9.	SOLE DISPOSITIVE POWER:	0
ING PERSON
WITH 			10.	SHARED DISPOSITIVE POWER:  1,377,256

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,377,256

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES	[    ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.92%

15.	TYPE OF REPORTING PERSON

OO



ITEM 1.	SECURITY AND ISSUER.

This Statement relates to shares of common stock, $0.001 par value per share (the "Common Stock"), of DiaSys Corporation (the "Company"). The address of the Company's principal executive office is 81 West Main Street, Waterbury, CT 06702.


ITEM 2.	IDENTITY AND BACKGROUND.

(a) - (c) This Statement is being filed by the Silverman Family Trust UA 12/13/90 (the "Trust") and Morris Silverman (the "Silverman" and, together with the Trust, the "Reporting Persons"). The Trust was organized in the State of Illinois. The address of the Reporting Persons is c/o MS Management Corporation, 790 Estate Drive, Deerfield Point, IL 60015. Silverman is Chairman of the Board of MS Management Corporation, a private company, and is a trustee of the Trust. The Trust was formed for estate planning purposes.

(d) - (e)  During the last five years, neither of the Reporting Persons has
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Silverman is a citizen of the United States of America.


ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Trust purchased 400,000 shares of the Company's Common Stock on the open market during an approximately six-month period commencing in October 2001 at various prices averaging $1.03 per share using funds provided by its grantor, Silverman.

The Trust then purchased an additional 977,256 shares of the Company's
Common Stock on April 10, 2002, at a purchase price of $0.673 per share using funds provided by its grantor, Silverman. This purchase was made in accordance with the terms of a Stock Purchase Agreement (the "Stock Purchase Agreement"), among the Company, the officers and directors of the Company together with certain persons, including the Trust (the officers and directors and such persons being the "Purchasers"), and each of BH Capital Investments, L.P. ("BH Capital") and Excalibur Limited Partnership (together with BH Capital, the "Sellers"). The purpose of the Stock Purchase Agreement was to facilitate to sale by the Sellers of an aggregate of 2,228,812 shares of Common Stock owned by them (the "Sellers' Shares") to the Purchasers, each of whom purchased a portion of the Sellers' Shares. The Trust, one of the Purchasers, purchased 977,256 of the Sellers' Shares pursuant to the Stock Purchase Agreement.

Effective June 27, 2002, Silverman entered into a Securities Agreement (the "Securities Agreement") with the Company, pursuant to which he purchased 781,250 additional shares of Common Stock from the Company for an aggregate purchase price of $500,000, or $0.64 per share, using his personal funds. The Securities Agreement also provided for Silverman's acquisition of warrants to purchase an additional 117,188 shares of Common Stock at an exercise price of $0.88 per share.



ITEM 4.	PURPOSE OF TRANSACTION.

Each of the Trust and Silverman purchased the shares of Common Stock beneficially owned by it or him, respectively, for investment purposes and with a view to making a profit.

Neither of the Reporting Persons has any plans or proposals which would relate to or result in:

(a)	The acquisition of additional securities of the Company, or the disposition of securities of the Company;

	(b)	An extraordinary corporate transaction, such as a merger,
reorganization or liquidation, involving the Company;

	(c)	A sale or transfer of a material amount of assets of the Company;

	(d)	Any change in the present board of directors or management of the
Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

	(e)	Any material change in the present capitalization or dividend policy of the Company;

	(f)	Any other material change in the Company's business or corporate structure;

(g)	Changes in the Company's charter, by-laws or instruments
corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

	(h)	Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

	(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

	(j)	Any action similar to those enumerated above.

Any future decision of the Reporting Persons to take any such actions with respect to the Company or its securities will take into account various factors, including the prospects of the Company, general market and economic conditions and other factors deemed relevant.

ITEM 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a) - (b) The Reporting Persons share beneficial ownership and voting and dispositive power with respect to 1,377,256 shares of the Company's Common Stock, which represents approximately 13.92% of the issued and outstanding shares of Common Stock. Silverman beneficially owns an additional 898,438 shares of Common Stock (117,188 of which are subject to a warrant exercisable at any time until June 27, 2005, at a price of $0.88 per share), which represents approximately 21.09% of the issued and outstanding shares of Common
Stock.   Silverman has sole voting and dispositive power with respect to such shares. The aggregate percentage of shares of Common Stock reported owned by the Reporting Persons is based upon 9,893,721 shares outstanding, which is the total number of shares outstanding on May 15, 2002, as set forth in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002, plus the 898,438 shares beneficially owned solely by Silverman, 781,250 of which were issued after May 15, 2002 and 117,188 of which are subject to a warrant.

(c)	With the exception of the shares acquired by Silverman pursuant to the Securities Agreement as described in Item 3 above, the Reporting Persons did not purchase any of the shares of Common Stock described in this Schedule 13D within the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Company's Common Stock owned by the Reporting Persons.

	(e)	Not applicable.

ITEM 6.		CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

		The Reporting Persons acquired 977,256 shares of the Common Stock beneficially owned by them pursuant to the Stock Purchase Agreement described in Item 3 above. Silverman acquired 898,438 additional shares of Common Stock beneficially owned by him pursuant to the Securities Agreement described in
Item 3 above.

ITEM 7.  	MATERIAL TO BE FILED AS EXHIBITS.

	Item No.			Description

1	Stock Purchase Agreement, made and entered into effective
April 1, 2002, by and among DiaSys Corporation, the officers and directors of DiaSys Corporation together with certain individuals, and each of BH Capital Investments and Excalibur Limited Partnership (incorporated by reference to Exhibit No.
1 to Schedule 13D filed by Morris Silverman and the Silverman Family Trust with the Securities and Exchange Commission immediately prior to the filing of this Amendment No. 1 to
Schedule 13D).

2		Securities Agreement, made and entered into as of June 27,
2002, by and between DiaSys Corporation and Morris Silverman
(incorporated by reference to Exhibit No. 4 to Form 8-K filed by DiaSys Corporation with the Securities and Exchange
Commission on July 12, 2002).



	SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:	July 18, 2002				SILVERMAN FAMILY TRUST UA
								12/13/90


								By:  /s/ Morris Silverman
							  	 Name:  Morris Silverman
								   Title:  Trustee


Dated:   	July 18, 2002				__/s/ Morris Silverman__________
Morris Silverman






EXHIBIT INDEX

Item No.			Description

1	Stock Purchase Agreement, made and entered into effective
April 1, 2002, by and among DiaSys Corporation, the officers and directors of DiaSys Corporation together with certain individuals, and each of BH Capital Investments and Excalibur Limited Partnership (incorporated by reference to Exhibit No.
1 to Schedule 13D filed by Morris Silverman and the Silverman Family Trust with the Securities and Exchange Commission immediately prior to the filing of this Amendment No. 1 to
Schedule 13D).

2		Securities Agreement, made and entered into as of June 27,
2002, by and between DiaSys Corporation and Morris Silverman
(incorporated by reference to Exhibit No. 4 to Form 8-K filed by DiaSys Corporation with the Securities and Exchange
Commission on July 12, 2002).